Exhibit 99.1

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Lisa Miles: Good morning, and thanks for joining us. With me today is Franco Stevanato, Executive Chairman, Franco Moro, Chief Executive Officer and Marco Dal Lago, Chief Financial Officer. I’d like to remind everyone that a number of statements being made today will be forward looking in nature. Please remember that such statements are only predictions. Actual events and results may differ materially, as a result of risks we face, including those discussed in item 3-D, entitled risk factors in the company’s annual report, on form 20-F for the fiscal year ended December 31, 2021, filed with the SEC.

We encourage you to review the information contained in our earnings release today in conjunction with our associated SEC filings. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law. Today’s presentation may contain non-gap financial information. Management uses this information in its internal analyses of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results and providing meaningful period to period comparisons. For a reconciliation of the non-gap measures presented in this document, please see the company’s most recent earnings press release. And with that, I’ll hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato: Thank you, Lisa. 2021 was a landmark year for Stevanato Group, under scored by the power of our integrated capabilities and value proposition. For 2021, compared to the prior year, we delivered double digit revenue growth, excluding COVID, expanding margins and increasing mix of high value solution a rising customer demand was matched with a first-rate execution. With a successful IPO behind us, we met or exceeded our full year 2021 financial performance metric despite the complexity of the current global supply chain environment. We finish 2021 with a solid backlog and new order intake, as well as a robust pipeline of new opportunities. At year end, Stevanato had more than 400 million in cash, a flexible balance sheet and ample liquidity to fund future investment in growth platform.

The recently announced investment from BARDA illustrate our strong reputation and further confirm our strategic approach in the US, to invest and broaden our offering in this strategic region. Our clear track record demonstrates consistent delivery in our financial and operational objective. Today, the fundamentals of our business continue to strengthening as we steadily advance our strategic priorities to capitalize on strong customer demand. Amid the favorable macro trends, our integrated capability resonates with customers as we aim to drive double digit revenue growth, increase our mix of high value solution, expand margins and deliver long term share of the value.

Franco Moro: Thank you, Franco. Our successful financial and operational performance in 2021 sets the foundation for sustainable organic growth. For the full year of 2021 revenue grew 27.5% over the last year, driven by growth in both segments and an increasing mix of high value solutions. We closed the fourth quarter of 2021 with a new order intake of approximately 278.3 million euros and a committed backlog of approximately 880 million euros. We view these key performance indicators as important measures for our future growth projects and represent ongoing favorable customer demand trends as new treatments come to market to tackle chronic diseases and advance patient care. Turning to slide six, revenue from high value solution was strong in the fourth quarter, which helped to boost the full year mix to 25% of the 2021 revenue compared to 22% last year. We expect this trend to continue as customers choose ready to use platforms because they reduce customers total cost of ownership, get treatments to market faster and increase quality and flexibility.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

In 2021, we experienced a rise in demand for syringes compared to last year. The increase was driven by our high performance ready to use a syringes platform, where orders doubled in 2021 compared to the prior year. These proprietary platforms include our Alba® and Nexa® syringe products that are gaining traction. These platforms are ideally suited for biologics and high sensitive drugs like monoclonal antibodies, MRNA vaccines, and recombinant proteins because of their advanced technology and the superior performance. We expect this trend will continue into 2022. The evolution in our high value solution extends beyond the primary packaging. We continue to expand our integrated capabilities in the drug delivery space of pain injectors, health injectors, and wearable pods. In January 2022, we expanded our agreement with Haselmeier for our proprietary Alina® pen injector, granting us exclusivity to support a broader range of therapeutic areas beyond diabetes.

We design and developed the Alina® variable dose and fixed dose pen injector platform, which is compatible with the established therapeutic regiments and innovative drug therapies related to diabetes. This expansion marks another important step as we continue to expand our presence and diversify the opportunities within this product family. Let’s go to slide seven of the presentation. We are excited to announce our first agreement with the US government Biomedical Advanced Research and Development Authority or BARDA. Under the agreement, BARDA will invest up to approximately $95 million to support an increase in manufacturing capacity in Indiana for both standard and EZ-Fill® vials. This will help strengthen the US government domestic capabilities for national defense readiness and preparedness programs for current and future public health emergencies.

We are very pleased to be selected for this important investment from BARDA, as we build and rapidly scale our capacity in Indiana to help to fortify the US governments pharmaceutical supply chain. Turning to slide eight. The BARDA investment dovetails with our plan to expand our global industrial capacity to satisfy market demands. The build out of our facility in Indiana remains on track. We still expect that construction will continue into 2023, followed by startup and validation, leading to revenue generation sometime between late 2023 and early 2024. In the meantime, the pace of demand has increased over the last year, particularly for our high value solutions. In response, we are moving forward with an incremental investment in Italy to further shore up our capacity until the US and China facilities are expected to go live. We believe that we have the necessary flexibility through our modular approach to incrementally add or modify capacity to match customers’ evolving needs.

Our capital investments are intended to yield sustainable organic growth as new treatments come to market that require high quality, high performance solutions, further up the value chain. We believe that our integrated capabilities coupled with our high value solutions are important elements to create and drive shareholder value. Turn it to slide nine. While the pandemic continues to present challenges to businesses around the world, we remain resolute in managing the complexities around inflation and the supply chains. We worked hard to effectively manage the impact to the business in 2021, and now we are keeping a sharp focus on inventory management,

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

manufacturing, and on time delivery to customers. We have been capturing cost increases and have raised the prices accordingly. We were not immune to the rapid rise of Omicron variant, and we experienced a higher rate of absenteeism in January in some of our European facilities. And while production was temporarily slowed in January, we began a return to more normalized levels of staffing and productivity by mid to late February.

We are also following the situation in the Ukraine carefully and its potential business impacts. We are closely managing inflationary cost and supply chain with a high degree of discipline and perseverance. We anticipate that these headwinds will persist throughout the year. And finally, we are executing against our strategic operational priorities to capitalize on rising demand trends and support customers across the entire drug life cycle. In 2022, we remain focused on adding incremental capacity in Italy, in response to rising demand as customers move up the value chain. Advancing our expansion plans in the US and China, as we diversify our industrial footprint and announce our proximity to customers. Continuing our investment in R&D to accelerate our market leading position and increase the pipeline of our solutions. Building a multiyear pipeline of opportunities heavily weighted in the biologics market, where we expect to continue to see a growing demand for our high-performance products. I now hand the call over to Marco to cover the financial in more detail.

Marco Dal Lago: Thanks Franco. We are very pleased to deliver another solid quarter of financial results, which helped top off our full year estimates. For the fourth quarter of 2021 revenue was better than expected, and grew 12.5% to €232.6 million over the prior year. This was driven by another strong quarter from our engineering segment due in part to the ongoing capital deployment by customers to satisfy industry demand. For the fourth quarter COVID represented approximately 14.3% of revenue. As we mentioned on our last earnings call, the fourth quarter of 2020 included the benefit of approximately €15 million in our BDS segment related to the timing of revenue, which concentrated revenue recognition of the fourth quarter, but had no impact on the full year 2020 revenue. For the full year revenue increased 27.5% to €843.9 million over last year, driven by growth in both segments. As expected, COVID represented approximately 14.7% of revenue for fiscal year 2021. Excluding COVID, revenue grew approximately 15.2% over year 2020.

Please turn to slide 12. As expected, contributions from high value solutions increased approximately 62.9% to €66.4 million in the fourth quarter, compared to last year, representing approximately 28.5% of consolidated revenue. For the full year, high value solutions grew approximately 42% over last year to reach €207.8 million bringing the full year mix to approximately 24.6% of consolidated revenue. And while investors should anticipate quarterly fluctuations, our long-term trajectory remains unchanged with a target mix of mid 30% by 2026, contributing to the expansion of EBITDA margin over the long term. Moving to slide 13. The increases more accretive high value solutions and ongoing operating efficiency gained from our SG lean manufacturing initiatives, contributed to increased gross profit and operating profit margins. For the fourth quarter, gross profit margin increased by 310 basis point to 31.4%, while operating profit margin was up 40 basis point to 18.7% compared to last year.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Operating profit margins reflect increased investment in R&D mostly related to the advancement and innovation in premium products including EZ-fill® platforms and DDS. This resulted in a net profit of 44.6 million or 17 cents of diluted earning per share. As expected, the number of shares outstanding in 2021 impacted the quarter and the full year. Adjusted net profit was €33 million and adjusted diluted earning per share grew 18.2% to 0.13 euro. For the fourth quarter, adjusted EBITDA grew 10.3% over the prior year and adjusted EBITDA margin was 25.3%. For the full year 2021 gross profit margin increased 210 basis point to 31.4%, while operating profit margin was 19.2%. This resulted in a net profit of €134.3 million or €0.53 of diluted earnings per share. Adjusted net profit for fiscal year 2021 was €120.5 million and adjusted diluted EPS grew 54.8% to €0.48 cents, compared to last year. Adjusted EBITDA increased 36.3% to €218.3 million, resulting in adjusted EBITDA margin of 25.9% for fiscal year 2021.

Please turn to slide 14 for segment results. For the fourth quarter, BDS segment revenue increased 9.3% to €185.9 million compared to the same period of last year. For fiscal year ‘21 BDS segment revenue increased 22.9% to €694 million. Period to period segment revenue increases for both the quarter and the full year were mainly driven by growth in our core products and more importantly due to increasing mix of our high value solutions. As expected high value solutions accounted for approximately 35.7% of BDS revenue in the fourth quarter and 29.9% for the fiscal year 2021. The mixed shift led to expanded margin for the segment. On a full year basis, gross profit margin increased 350 basis point to 33.1% and operating profit margin grew 330 basis points to 21.4% over the prior year.

The engineering segment delivered another solid quarter of financial results. Revenue derived from third parties increased 27.2% to €46.7 million in the fourth quarter and grew 54.3% to €149.9 million for fiscal year 2021. This segment benefited from growth in all business lines in both periods. For the full year, gross profit margin was 19.3% and operating profit margin was 10.5%.

Let’s move to slide 15. We have a healthy balance sheet, and as of December 31st, we are the positive net financial position, €189.8 million and cash and cash equivalents, totalled €411 million. For the full year, capital expenditures were 122.1 million, and used to support our ongoing expansion plans. For 2021, net cash generated from operating activity was €133.3 million, which reflects increased working capital, as we continue to build sustainable growth; and free cash flow was €25.1 million. On slide 16 we’ll drill down into the details of capital expenditures. We finished 2021 with CapEx of approximately €122.1 million. This was lower than our initial expectation, mostly due to timing and the shifting of spend into 2022. We estimated that approximately €90 million of CapEx spend that was previously expected to occur in 2021 is now included in our fiscal year 2022 CapEx budget. As Franco noted, we also anticipate some incremental expenditure as we add more capacity in Italy to meet the rising demand.

So together with the shift of approximately €90 million of capital expenditure into fiscal year 2022 and incremental CapEx for Italy, we are estimating capital expenditure for 2022 will range between approximately 35% and 40% of revenue. Our capital investments are vital to growing revenue, increasing our mix of high value solutions and expanding margins all of which we believe will create and drive long term shareholder value. Therefore, our overall capital allocation plans remain unchanged. First, our number one priority is investing in and executing against our ongoing capacity expansion plans, that are aimed to satisfy market demand and drive organic growth. Second, R&D to maintain our competitive advantages and drive innovation. And third, we may consider opportunistic M&A to broaden our offering, technical know-how and international footprint, but for now we are squarely focused on

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

organic growth. In a nutshell, our balance sheet gives us the flexibility to invest in sustainable organic growth, by expanding our capacity to meet the long-term demand dynamics in our core business. With a strong financial position, we believe we have ample capital to address future liquidity needs and execute our strategic and capital investment plans.

Moving to slide 17, guidance. The company is establishing 2022 guidance that is framed by the strength and visibility of our backlog. For the full year 2022 we now expect revenue in the range between €935 and €945 million, adjusted diluted EPS in the range of €0.49 cents to €0.51 cents, adjusted EBITDA in the range of €248 million to €253 million. Using the midpoint of revenue guidance, we estimate that we have approximately 75% of our forecasted revenue in the form of committed backlog. Our guidance also assumes continued durability from COVID with expected revenue contribution in the mid-teens as a percentage of total revenue. Our guidance also considers the temporary headwinds related to inflation and supply chain. We currently expect the revenue will be higher in the second half of fiscal year, 2022, compared to the first half of the year. This aligns to our industrial plans as we continue to bring more capacity online during the course of fiscal year 2022. Thank you. I will pass the call back to Franco Moro for closing comments.

Franco Moro: Thanks Marco. Our 2022 guidance reinforces our belief that we can continue to deliver on our long-term objectives. We have earned a reputation as a leader in premium drug packaging and engineering, serving as a vital link to the safety and effective administration of our customers injectable treatments, diagnostic tests, and therapies. We have a relentless focus on driving constant innovation R&D, delivering high quality products, offering scientific and technical support and meeting market demands. We serve some of the fastest growing market segments, and we are integrated into the drug production delivery supply chain with favorable multiyear, secular tailwinds including pharmaceutical innovation, aging populations with chronic conditions, growth in biologics and biosimilars, acceleration and expansion of vaccination programs, self-administration of medicine, and increasing quality standards and regulation. Above all, we believe that our strong reputation coupled with these favorable macro trends and our high-quality suite of products, position us well to benefit from continued demand, and in turn, deliver double a digit revenue growth, margin expansion and long-term shareholder value. Operator, let’s open up the line for question.

Operator: Thank you. For our Q&A if you would like to ask a question, please press star followed by one on your telephone keypad now. If you change your minds, please press star follow by two. For those who have joined online, please press the flag icon. And when preparing to ask your question, please ensure your phone is unmuted locally. Our first question today comes from David Windley from Jeffries. Your line is open.

David Windley: Hi, good morning, or good afternoon. Thanks for taking my questions. I want to start with just a couple of kind of housekeeping type questions. Marco, I was hoping you could tell us what the dollar value or the percentage of revenue from your EZ-fill products, that you’re not including in high value solutions.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Marco Dal Lago: Yeah, we are going up rapidly in EZ-fill, so our practice, we provide that about segments and high value solutions. Anyhow, I can tell you that high value solutions went up 42% in the year and the EZ-fill sales went up more or less in the same range year over year.

David Windley: Okay. Then secondly, you mentioned the inflation factors and the pricing that you’re taking, watching supply chain, things of that sort. Can you quantify any kind of unexpected negative impact that the fourth quarter P&L absorbed? Maybe talk about the timing of the pricing, is there any lag between the pickup on pricing versus the cost that you’re incurring?

Marco Dal Lago: Yes. As everybody else in the industry we are facing inflation pressure, like any other industry. We have experienced, we mentioned in Q3 some logistical cost increase. We are putting our model, some other cost increase in our total manufacturing cost, and as Franco was saying, we are recalculating pricing frequently and raising price accordingly. All overall, we expect also taking out the inflation from our model, organic double-digit growth for 2022 compared to 2021.

David Windley: Okay. And then I guess the last question I have is around your capacity, you mentioned the shift in some of your CapEx spend and I guess, first of all, I want to just confirm that, that’s not impacting the timing of capacity that you’re bringing on. And then kind of maybe flipping the coin and asking the question the opposite way. Does the BARDA investment give you any ability to accelerate the pace of build out in validation of your Indiana, Greenfield? Thanks.

Franco Moro: Starting from the third part of your question about the capacity. Since we have our regional plan for capacity expansion, the demand grew more than expected. So, we took the decision to boost the capacity in Italy. That is the way we can bridge waiting for the availability of new capacity in US and in China. And our modular approach to investment, make how the possibility to be reacting as a responsive to match the upside in demand. Back to the second part of your question about BARDA. The BARDA agreement involves a multiyear plan to expand the capacity. For sure is a sort of acceleration of part of our initial plan, but is not for the short time.

David Windley: Okay. Thank you.

Lisa Miles: Thanks Dave operator. Can we please have the next question?

Operator: Our next question comes from Paul Knight from KeyBank. Your line is open.

Paul Knight: Hi, thanks for the question. Could you update us on the planning on the China expansion as well?

Franco Moro: Yes. Our plans are not changed at all. We are proceeding, as we mentioned, we spend some time to improve it, to optimize the capital allocation, also to work on having the right appropriate financial incentives. But we are in line both with starting designing and starting construction and hiring people, training people to get ready for the date that we already mentioned, that is having the first activities and first revenues in first half and second half of ‘24.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Paul Knight: And then it looks like COVID and non COVID grew a little better than expected, is the industry moving the lower doses per vial with COVID at this point, do you think?

Franco Moro: But there is the continuation of this trend to move from multi dose to single dose that impact the volume needed for the market, both in syringe and vial. We see opportunities in both areas, because you are well aware that we produce both the syringe and vial. Our syringes proved to be the right solution also for in term of suitability with the cold chain distribution. So we monitor these trends and there is no impact in our planning about the capacity expansion.

Paul Knight: Thank you.

Operator: Our next question comes from Derik de Bruin from Bank of America. Please go ahead.

Derik de Bruin: Hi. Good afternoon. Thank you for taking my question. One housekeeping question. What’s embedded in your guidance for FX in the top line.

Lisa Miles: Derik, let me just clarify, you’re wondering what the currency translation rates are that are embedded in our guidance.

Derik de Bruin: Yeah. What should we model for currency headwinds? I’m trying to... It’s the question about what’s the organic revenue growth guide for the total. Yeah.

Marco Dal Lago: Thank you for the question, Derik. We don’t expect material changes compared to 2021 in our model.

Derik de Bruin: Great. Thank you. When you look at your business, I mean, the COVID expectations you had, you’re guiding to, are basically in line with where we are. I guess the question I have is like, if you weren’t doing COVID work, would your non-core business be even higher? That is, are you turning away business or delaying business due to having to do COVID work? It’s just basically trying to get to sort of like, what’s the underlying core demand?

Franco Moro: As we several times mentioned that our business is not COVID dependent and the visibility we have because of the backlog interaction with customers, make us in a good position to look after the order intake, and we have good visibility in COVID revenue that we think, and we believe will remain consistent also in the near term. It’s hard to speculate about the future of the COVID, but we feel reasonably confident that we can match any possible free capacity with fresh order, because the demand is very strong in different therapeutic areas.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Marco Dal Lago: And just to compliment, we mentioned the fact that visibility in our revenue in form of backlog for 75% of 2022 midpoint guidance. So again, we have clear visibility also about COVID for 2022, and as Franco was saying, it’s obviously more difficult to speculate for 2023 and beyond.

Derik de Bruin: Great. And then just one final question, high value solutions at 25% exiting fiscal ‘21, the mid 30s by ‘26. How should we think about that number for ‘22? Another increment? Basically, I know it’s not going to be linear, but should we think about another two to three percentage point increase on average per year?

Marco Dal Lago: So thank you for the question. As you noted, we were in 17% range in 2019, 22% in 2020, and we are close to 25% in 2021. We see the trajectory going on. We have a robust backlog and visibility, and we see high 20% range for 2022, consistent with our trajectory and expectation to meet near 30% by 2026.

Derik de Bruin: Great, thank you very much.

Operator: Our next question comes from Lizzy Speyer from Citi. Please go ahead.

Lizzy Speyer: Hi, thanks for taking my question, I’m on for Patrick. So I think backlog, as you touched on earlier, ramped to 880 million euro this year, can you just talk more about how that 75% for 2022 that’s covered, compares to prior years?

Marco Dal Lago: Yeah. The backlog is much stronger this year compared to 12 months ago, where we had approximately 600 million euro of backlog, so we have much more visibility this year compared to 12 months ago. We see robust backlog in both segments, so the percentage is more or less the same in the two segments. So we have clear visibility ability to plan in advance.

Lizzy Speyer: Great, thanks. That’s helpful. And then I guess just broadly, can you talk about how you guys performed in the three regions between Europe, US, and APAC and what your outlook is for these regions going into 2022? Thanks.

Marco Dal Lago: Yeah. About the regions, we have grown in Asia Pacific, particularly as you have seen in 2021. We expect a robust growth, both in Asia Pacific and North America regions for 2022. Europe is still a very important market for us, but we see growing more those regions than Europe.

Lizzy Speyer: Thank you.

Operator: Our next question comes from Tim Daley from Wells Fargo. Please go ahead.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Tim Daley: All right. Thanks for the time. So my first question is, digging a bit more into the booking trends and the backlog, how should we be thinking about this, I guess these lead times and the percent of revenues that are captured in backlog heading into the year as we go forward? Are you expecting some sort of normalization in lead times? Any sort of detail you could provide around what happens when I guess things start normalizing a bit more, and how should we think about the trajectory of backlog and book the bills and everything throughout 2022?

Marco Dal Lago: Yes. Great question. The experiences mentioned a couple of times—our customers are booking in advance, capacity to secure their supply chain, and this is one of the reasons why we have been able to grow the backlog so significantly beside the growing of Stevanato Group business. It’s not easy to speculate what is going to happen in the future, but we see, as Franco was saying, there was demand in the market, so we are not worried about feeding our capacity for the future.

Tim Daley: Okay. And, and the similar vein there just, I know you noted that 75% of the sales for 2022 are captured in backlog. For the around 140 million or so euros of COVID works expected per your guidance here, how much of that is captured in the backlog or are there any assumptions baked into that 140 million euro number?

Marco Dal Lago: Yeah. More or less the same percentage. I mean the 75% of COVID.

Tim Daley: Okay. No, that’s helpful. And then my final one is on margin. So obviously lots of noise going on, on the macro front, especially in Europe, around energy prices. What are the assumptions baked into the EBITDA guidance for, I guess, energy prices? How much of your expenses this year were spent on energy and do you have any hedging mechanisms in place to account for the macro volatility going around right now?

Marco Dal Lago: Yeah, those are the costs we are talking about when we say we are frequently calculating our total manufacturing cost. Again, this is a situation everybody are facing in any industry. Our customer understand it. Obviously we try to minimize the cost increase, but we are increasing our price accordingly.

Lisa Miles: And then Tim, just to follow up on that, as Marco mentioned previously, if you exclude the cost increases year to year, we still anticipate double digit organic growth.

Tim Daley: All right. And are there any hedging mechanisms in place for energy costs?

Franco Moro: There is no mechanism, if not the clauses that are embedded in generally in our agreement with the customer, but the relationship with the customer or has also to share the situation, and we think they can really understand what is going on in market.

Marco Dal Lago: Yeah. And you probably know, an important part of our production is in Italy where we have some protection due to the long term agreement we have with the utilities herein Italy.

Tim Daley: All right. Great. Thank you. Appreciate the time.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Lisa Miles: Thanks. Thanks Tim. Operator, next question please.

Operator: Our next question comes from Drew Ranieri from Morgan Stanley. Your line is open.

Drew Ranieri: Hi, thanks for taking the questions. Just on guidance for a moment. You grew 15% ex-COVID in 2021. 2022 looks like it’s taking a little step down. Is this just modelling conservatism into your guidance or just as you’re kind of looking at the business, can you talk about maybe areas of the business where you are starting to see any type of slower growth rate relative to 2021? And then just on your commentary about phasing between the back half and first half the year, can you give us a little bit more detail there on how the businesses should ramp over the year? Thank you.

Marco Dal Lago: Thank you for the question. So for 2022, as mentioned, we expect strong sales in second half of the year, compared to the first part of the year, because of the capital deployment we are doing increasing capacity, mainly in EZ-fill and high value solutions. We can tell you also that we expect double digit growth in our BDS segment, boosted by high value solutions. In engineering, we are initially modelling in high single digit growth compared to 2021 when we went up almost 55%.

Drew Ranieri: Okay, thank you. And then just on the inflationary environment, you touched on this a little bit, but should we think gross margins will be able to actually expand in 2022, or should we kind of think about it more consistent with your 2021 levels? Or will high value solutions really drive the next shift and you’ll see some pricing benefit? Just trying to get a better sense of gross margin expansion here.

Franco Moro: Well, I think that it’s worth it to go back to the driver of our growth, that is the market. So the market demand is growing very fast, and the demand for our high value solution is very strong, particularly in syringes with our Alba® and Nexa® products. EZ-fill vials also enjoy very robust demand. So this is the main driver and we are growing because we are putting our investment in that direction, deploying the capital step by step to increase the share of high value solution in our portfolio. So the marginality is enabled already as a result of this effort coming from the demand on the market.

Drew Ranieri: Got it. And then just lastly, just on COVID related revenue. And is there any way to put out a 2023 number of, kind of what you’re thinking about for a potential COVID contribution?

Marco Dal Lago: There are many variables playing in for 2023. We mentioned that the shifting from multi dose to single dose, that can happen, that could be from neutral to favorable from the economic point of view. We cannot speculate on the presence of new variants and there are many, many factors to be understood before providing any numbers on 2023.

Drew Ranieri: Understood. Thanks for taking the questions.

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Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Operator: Our next question comes from John Sourbeer from UBS. Please go ahead.

John Sourbeer: All right. Thanks for taking my question. I guess, any update around new customers in the quarter with HVS growing pretty solid 63% roughly year over year? I guess, specifically what percentage of that HVS growth was from new customers?

Franco Moro: Well, we know our results, we will not disclose these figures, but what I can say is that there is a very huge demand for high value solution linked to new treatments and new drugs specifically in biotech space. So this is one of the main driver of our emerging business in that space.

Lisa Miles: And John, just as a reminder, many of our contracts with our customers are under non-disclosures agreements. And so therefore that would be the type of information that we won’t be able to provide on a regular basis.

John Sourbeer: Got it. Thanks for the color there. And then I guess just as a follow up, the comment in 1Q with the increased absenteeism in January, in Europe due to the Omicron spike, any way to quantify the impact there, or just how we should see on the cadence on 1Q for the guidance?

Franco Moro: Yeah. When Omicron variant had hit Europe, also we had to face increase rate of absenteeism in our facility in Europe, and we took countermeasure in term of having more shifts from people that were healthy, and with the incentive to have people at work. We are not going to quantify the impact, but what I can say is that mid to late February, we came back to the normalized condition in term of staffing, in term of productivity, and we expect to continue this direction.

John Sourbeer: Got it. Thank you for taking my question.

Marco Dal Lago: Our guidance includes this headwind.

Operator: Our final question comes from John Kreger from William Blair. Please go ahead.

John Kreger: Hey, thanks very much. Maybe just one more to try to clarify on the first quarter outlook. Do you expect revenue growth to be positive in the first quarter compared to last year, or should we assume down a bit given the Omicron surge?

Marco Dal Lago: I will expect significant growth compared to previous year, in the range of double digit growth.

John Kreger: Marco, just, is that in the first quarter or is that for the full year?

Issue 1.0 08.03.2022

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Transcript	www.incommglobal.com
Stevanato Group Full-Year Results	Tuesday, 08 March 2022

Marco Dal Lago: First quarter, we expect lower revenues than in Q4 in both segments but nevertheless we expect an organic growth, double digit, year over year.

John Kreger: Great. Thank you. Another question. Sounds like you’ve had strong orders. Are you capacity constrained at all? In other words, how does your time to complete orders now, compare to where it was, let’s say, a year ago?

Franco Moro: First of all, the demand for our high value solution has remained very, very strong. So our plan to expand the capacity, that space is obviously something that is vital. We recognize that the execution is a vital factor to match the customer expectation, and we will continue to put the best effort to match their needs in the shortest time possible.

John Kreger: Okay, thanks. And then one last one. You noted CapEx is supposed to be much higher in ‘22. I understand part of that is push from ‘21. Can you remind us what you think your longer term CapEx spending ratio should be relative to revenues?

Marco Dal Lago: Yeah. 2022 is expected to be the peak year for CapEx because of the initiatives we launched. We expect also high CapEx in ‘23, as we completed the buildings and the machinery for US, Europe and China. As normalized CapEx, we see for the future something in the range of 9% of revenue to keep on growing double digit. We can expect some year where we are installing more capacity followed by when we leverage existing capacity and just concentrate on revenue execution. But this is what we have in mind, in the medium term as normalized level of CapEx.

John Kreger: Okay. Thank you.

Lisa Miles: Thanks, John.

Operator: We’ve come to the end of our Q&A. I will now hand back to the Stevanato management team for closing remarks.

Lisa Miles: We want to thank everyone for joining us today for the Stevanato Group fourth quarter and full year 2021 earnings call. We appreciate your time and have a good day. Bye.

Issue 1.0 08.03.2022

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